FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                    REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                    For November 25, 1996




                    NAM TAI ELECTRONICS, INC.
                    (Registrant's name in English)




                    Citco Building, Wickhams Cay, P.O. Box 662,
                    Road Town, Tortola, British Virgin Islands
                     (Address of principal executive offices)



NAM TAI ELECTRONICS, INC.
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY

                    NAM TAI ELECTRONICS, INC. ANNOUNCES
                          APPROVAL FOR LISTING ON
                         THE TORONTO STOCK EXCHANGE

          VANCOUVER, CANADA November 25, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that the Company has been conditionally accepted for listing on The Toronto Stock Exchange.

          The Company recently received conditional approval as an Industrial Company and will commence trading upon fulfilling final listing requirements. The Toronto Stock Exchange ranks as the number one exchange in Canada and the third largest stock market in North America after The New York Stock Exchange and The Nasdaq Stock Market. As Nam Tai maintains an office in Vancouver, Canada which has responsibility for finance and investor relations, the Canadian listing is expected to assist in building relationships with the Canadian investment community. Nam Tai will continue to maintain its Nasdaq National Market System listing as its primary listing.

          "We are pleased to advise our shareholders that the Company soon expects to commence trading on a second major stock exchange. We see this as a means to expand our shareholder base and market support for the Company," commented Mr. M.K. Koo, Chairman of Nam Tai. "With Canada's export focus and its established links to China, we see potential interest among Canadian investors and investment firms which we believe will expand our base of shareholders over time," he further commented.

          Nam Tai also announced that the retirement of Mr. Yoshio Inagawa, Director and Chief Operating Officer of Nam Tai, has been approved by the Board of Directors effective January 1, 1997. Mr. Inagawa joined the Company in 1993 after serving for forty years with Sharp Corporation in Japan. Mr. Hidekazu Amishima, Director and Vice General Manager of the Company's operating subsidiary and responsible for day to day factory operations, will take over the responsibilities of Mr. Inagawa. Mr. Amishima joined the Company earlier this year after serving with Kanda Tsushin Industrial Co. Ltd. of Japan since 1964.

          Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers (OEMs) from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        For and on behalf of
                                        Nam Tai Electronics, Inc.
                                        by


                                        (S.d.) Ronald G. Erdman
                                        Ronald G. Erdman
                                        Chief Financial Officer

          Date: November 29, 1996